UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 10 August, 2010

ASX & MEDIA RELEASE
10 JULY, 2010

MARSHALL EDWARDS APPOINTS ONCOLOGIST CHRISTINE WHITE TO BOARD OF DIRECTORS

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHL) has made the following announcement.

San Diego – 10 August, 2010 – Marshall Edwards, Inc. an oncology company focused on the clinical development of novel anti-cancer therapeutics, announced today the appointment of Christine A White, MD to its board of directors.  Dr White replaces Professor Paul J Nestel, who has served as a director since April 2001.

“Dr White brings a unique and valuable perspective to our board as we continue to build a world-class oncology organisation here in the US” said Daniel P Gold, PhD, President and Chief Executive Officer of Marshall Edwards.  “Her deep understanding of drug development and regulatory affairs coupled with her years of experience treating patients as a clinical oncologist will be a valuable asset to the Company.”

Dr White was with Biogen Idec from 1996 to 2005, most recently as Senior Vice President, Global Medical Affairs, where she played an integral role in the clinical development, regulatory affairs and commercialisation of oncology drugs Rituxan® and Zevalin®.  Previously, she served as the Director of Clinical Oncology Research at the Sidney Kimmel Cancer Center in San Diego, and in the Department of Medicine at Scripps Memorial Hospitals in La Jolla and Encinitas, California, most recently as Chairman.

Dr White currently serves as a member of the board of directors of Arena Pharmaceuticals, a clinical-stage biopharmaceutical company, and Genoptix, a specialised laboratory services provider.  She also served as a director of Pharmacyclics, a biopharmaceutical company, and Monogram Biosciences, a life sciences company, until its acquisition by LabCorp in August, 2009.  Dr White earned her BA in Biology and her MD from the University of Chicago and is Board certified in both Internal Medicine and Medical Oncology.

“I am very pleased to welcome Dr White to the board and look forward to working with her as we strive to build long-term shareholder value,” said Professor Bryan Williams, Chairman of the board of directors of Marshall Edwards.  “I also want to take this opportunity on behalf of the entire board to thank Professor Nestel for his years of dedicated service to Marshall Edwards.”

About Marshall Edwards, Inc.

Marshall Edwards, Inc. (NASDAQ: MSHL) is a San Diego-based oncology company focused on the clinical development of novel anti-cancer therapeutics.  These derive from an investigational isoflavone technology platform, which has generated a number of novel compounds characterized by direct targeting of tumour metabolism.  Specifically, these compounds are believed to target an enzyme present in the cell membrane of cancer cells, thereby inhibiting the production of pro-survival proteins within the cell.  Marshall Edwards has licensed rights from Novogen Limited (ASX: NRT; NASDAQ: NVGN) for oncology drug candidates Phenoxodiol, Triphendiol, NV-143 and NV-128. For more information, please visit www.marshalledwardsinc.com.

Rituxan is a registered trademark of Genentech.

Zevalin is a registered trademark of Biogen Idec.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties or differences in interpretation in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.